

Mail Stop 7010

September 7, 2006

Mr. Keith R. Phillips
Wellman Inc.
1041 521 Corporate Center Drive
Fort Mill, South Carolina 29715

> **RE:** **Wellman, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 15, 2006**
> **File # 1-10033**

Dear Mr. Phillips:

We have reviewed your response letter dated August 23, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005

Item 3. Legal Proceedings, page 16

1. We have reviewed your response to our prior comment two. The disclosures contained within your Form 10-K for the year ended December 31, 2005 do not adequately convey the events surrounding the polyester staple fiber products proceedings. We do recognize that your Form 10-Qs filed during fiscal 2005 do contain more enhanced disclosures. However, in order for a reader to fully understand the status of a given legal proceeding, it is important that your disclosures fully describe all significant recent events as well as the current status. Such relevant disclosure would include a comprehensive and specific discussion of the charges taken, any significant remaining accrual balance, and whether you believe any further material losses are possible. Please confirm to us that you will make all relevant disclosures in future filings.

<u>Consolidated Balance Sheets, page 37</u>

2. We have reviewed your response to our prior comment four and have the following additional comments:

- Please tell us where you have classified the amortization of your raw material contract in your statement of operations.
- We note that the contract is for a fixed quantity of PTA. Please tell us why you are amortizing the cost of the contract ratably over its contractual term instead of amortizing the cost at a rate that would match your expected purchases.
- With a view towards future disclosure, tell us how this contract has impacted your operating results. To the extent practicable, please quantify the impact.
- It appears that this contract is a direct cost associated with your sales. In addition, it also appears that payment for this contract was made to one of your suppliers. It is therefore unclear to us how you considered paragraphs 21-23 of FAS 95 in determining whether payment for the contract should be classified as an operating activity in your statement of cash flows. Please explain.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant